UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	2 November 2023 - Haleon 2023 Q3 Trading Statement

99.1

2 November 2023

2023 Q3 Trading Statement1
Three months ended 30 September 2023

5% organic revenue growth demonstrating strength and diversity of portfolio
●	Q3 revenue +5.0% organic growth with price +6.6% and volume/mix (1.6)%; reported (3.3)%
●	9m revenue +8.5% organic growth with price +7.2% and volume/ mix +1.3%; reported +5.6%
●	Strong performance from Power Brands with Q3 organic revenue +9.3%; 9m +9.8%
●
Volume / mix decline in Q3 reflected lower volume in North America in Digestive Health and Other driven by one-off retailer inventory adjustments and the expected decline in Emergen-C; Excluding both factors, volume/mix would have been flat

●	Oral Health delivered high single digit growth, Respiratory reflected a normal seasonal sell in, and VMS was up slightly driven by strong Centrum growth
●	Organic revenue in EMEA and LatAm grew 10.8%, APAC increased 5.9% and North America declined 1.5%

8.8% adjusted operating profit3 growth; continued strong momentum
●	Q3 operating profit of £584m (+2.6%)
●	Q3 adjusted operating profit growth +8.8% constant currency; reported down 5.0% at £689m
●	Strong Q3 adjusted operating profit margin 24.6% and up +90bps constant currency reflecting positive operational leverage; down 50bps on a reported basis
FY 2023 guidance reiterated, completion of Lamisil sale
●	All FY 2023 guidance unchanged
●	Lamisil sale completed on 31 October 2023

Brian McNamara, Chief Executive Officer, Haleon said:
“I am pleased with our Q3 results, which demonstrate continued strong momentum across the business.
Despite challenging markets, we have delivered another quarter of strong organic growth, reflecting the strength of our category positions and the ongoing ability of our brands to grow or maintain share.

Our Power Brands grew ahead of the overall portfolio in the period, with all three Oral Health brands, Panadol and Centrum the standout performers. In Oral Health, innovation underpinned brand success alongside excellent execution in market.

The productivity program continues to progress well and remains on track, as we ensure that Haleon’s structure and operations as a standalone business are optimised to deliver effectively for our customers and consumers.

Our FY guidance remains unchanged and we expect to deliver strong growth in both organic revenue and adjusted operating profit constant currency. Whilst we are mindful of what remains an uncertain economic and geopolitical environment, we remain confident in our medium term guidance, and remain committed to drive long term sustainable growth.”

Adjusted results		Reported results
Period ended 30 September (unaudited)	vs 2022		2023	vs 2022
Three months organic revenue growth2 Nine months organic revenue growth2	5.0% 8.5%	Three months revenue Nine months revenue	£2,798m £8,536m	(3.3)% +5.6%
1. All numbers within the release are unaudited and are organic unless referenced otherwise. The commentary in this announcement contains forward looking statements and should be read in conjunction with the cautionary note in the Appendix
2. Reported revenue is calculated at the average rate for the period. Organic revenue is calculated at constant currency. The difference between Reported and Organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Organic revenue growth, Adjusted operating profit, Adjusted operating profit margin are non-IFRS measures; definitions and calculations of non-IFRS measures can be found in the Appendix
3. At constant currency

Outlook

For FY 2023 the Company continues to expect:
●	Organic revenue growth to be 7-8%
●	Adjusted operating profit growth to be 9-11% constant currency
●	Net interest expense of c.£350m
●	Adjusted effective tax rate of 23-24%

Foreign exchange
As shared in the Aide Memoire dated 9 October 2023, whilst we do not guide specifically on foreign exchange, translational foreign exchange based on spot rates as at 30 September 2023 and using FY2022 results as a base for FY 2023, would have a negative impact of c.3.5% on revenue and negative impact of c.6-6.5% on Adjusted operating profit.

Lamisil
The Lamisil disposal to Karo Healthcare AB announced with HY 2023 results on 2 August completed 31 October 2023. As a reminder at that time we commented that whilst the disposal is expected to be dilutive to Adjusted operating margin in 2024, this should be offset by the productivity program. The impact for FY 2023 is expected be slightly dilutive to constant currency adjusted operating profit growth, which is already reflected in the FY 2023 guidance in the Outlook section above.

Presentation for analysts and shareholders:

A short presentation followed by Q&A will be hosted by Tobias Hestler, Chief Financial Officer and Sonya Ghobrial, Head of Investor Relations at 9:00am GMT (10:00am CET) on 2 November 2023, which can be accessed at http://www.haleon.com/investors/.

For analysts and shareholders wishing to ask questions on the Q&A call, please use the dial-in details below which will have a Q&A facility:

UK:	+44 800 279 3956
US:	+1 631 570 5613
All other:	+44 20 7107 0613
Passcode:	42874219

An archived webcast of the Q&A call will be available later on the day of the results and can be accessed at www.haleon.com/investors/.

Financial calendar

Haleon Highlights: Oral Health	7 December 2023
FY 2023 Results	29 February 2024
Q1 2024 Trading Statement	1 May 2024

Enquiries

Investors		Media
Sonya Ghobrial	+44 7392 784784	Zoe Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Nidaa Lone	+44 7841 400607
Emma White	+44 7792 750133
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon plc

Haleon (LSE / NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon’s product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information please visit www.haleon.com

Operational review

Revenue by product category for the three months ended 30 September 2022 and 2023:

	Revenue (£m)		Revenue change (%)
	2023	2022	Reported	Organic1
Oral Health	790	787	0.4%	9.4%
VMS	410	437	(6.2)%	1.4%
Pain Relief	636	648	(1.9)%	6.2%
Respiratory Health	439	457	(3.9)%	4.2%
Digestive Health and Other	523	563	(7.1)%	0.9%
Group revenue	2,798	2,892	(3.3)%	5.0%

1. Reported revenue is calculated at the average rate for the period. Organic revenue is calculated at constant currency. The difference between Reported and Organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Definitions and calculations of non-IFRS measures can be found in the Appendix

All commentary below refers to organic revenue growth unless otherwise stated. Key category performance was as follows:

Oral Health
Organic revenue growth of 9.4%, with all three Power Brands delivering double digit growth. Sensodyne continued to see strong growth in the US, LatAm and India. parodontax benefited from particularly strong growth in Middle East & Africa and some European markets. Denture Care was strong in LatAm.

VMS
Organic revenue grew 1.4%. Centrum experienced double-digit growth largely in China, the US and Middle East & Africa, partly offset by a double digit decline in Emergen-C in North America as the immunity category continued to revert to pre-COVID-19 levels. Caltrate declined low single digit following a strong comparative in the prior year in South East Asia and Taiwan.

Pain Relief
Organic revenue growth of 6.2% driven by very strong growth in Panadol in Middle East & Africa, and in APAC, the latter helped by restocking following improved capacity. Voltaren grew mid-single digit with strength in Central and Eastern Europe and some other European markets. Advil declined mid-single digit due to more competitive market conditions. Fenbid declined double digit following significant growth in H1 2023 due to the cessation of COVID-19 lockdown restrictions, with inventory levels normalising in Q3.

Respiratory Health
Organic revenue increased 4.2% reflecting the normal seasonal sell in in EMEA and LatAm, and North America, as well as weakness in allergy. Theraflu increased double digit with strong growth in Central and Eastern Europe. Robitussin saw strong growth from improved capacity in North America in contrast to constraints last year. Flonase declined high single digit given normalisation of inventory following a weak season.

Digestive Health and Other
Organic revenue growth of 0.9% was adversely impacted by one-off retailer inventory adjustments in North America and to a lesser extent by phasing of contract manufacturing sales. Digestive Health declined mid-single digit with mid-single digit growth in Eno offset by a double digit decline in Preparation H and Benefiber. Skin Health brands increased mid-single digit driven by growth in Bactroban in APAC and Abreva/Zovirax in North America and EMEA and LatAm, which more than offset a decline in Fenistil. Smokers Health revenue declined mid-single digit.

Geographical segment performance

Revenue by geographical segment for the three months ended 30 September:

	Revenue (£m)		Revenue change (%)
	2023	2022	Reported	Organic1	Price1	Vol/Mix1
North America	1,018	1,101	(7.5)%	(1.5)%	2.6%	(4.1)%
EMEA and LatAm	1,155	1,136	1.7%	10.8%	12.7%	(1.9)%
APAC	625	655	(4.6)%	5.9%	2.9%	3.0%
Group	2,798	2,892	(3.3)%	5.0%	6.6%	(1.6)%

1. Reported revenue is calculated at the average rate for the period. Organic revenue is calculated at constant currency. The difference between Reported and Organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Definitions and calculations of non-IFRS measures can be found in the Appendix.

All commentary refers to organic growth unless otherwise stated.

North America
●	Organic revenue growth in North America was (1.5)%, with 2.6% price and (4.1)% volume/mix.
●
Volume/mix decline largely reflected reduced volume in Digestive Health and Other largely driven by a one-off retailer inventory adjustment and the expected double digit decline in Emergen-C. Removing the impact of both of these factors volume/mix would have been slightly positive.

●
Oral Health saw mid-single digit growth with high-single digit growth in Sensodyne reflecting continued strong performance of Sensodyne Pronamel Active Shield. VMS increased low-single digit with Centrum up double digit reflecting outperformance of Centrum Silver which continued to benefit from activation of cognitive function claims. VMS category growth was reduced by Emergen-C. Respiratory Health declined low-single digit reflecting limited out of season use and a normal seasonal sell in; as well as weaker allergy performance. Pain Relief declined mid-single digit largely driven by Advil. Digestive Health and Other revenue fell mid-single digit largely reflecting Digestive Health which declined double digit due to retailer inventory adjustments, mainly on Benefiber and Preparation H, as well as weakness in Smokers Health.

Europe, Middle East & Africa (EMEA) and Latin America (LatAm)
●	Organic revenue growth in EMEA and LatAm was 10.8%, with 12.7% price and (1.9)% volume/mix.
●	There was a c.3% impact to Q3 2023 revenue from pricing in Turkey and Argentina, which impacted the overall Group by c.1%.
●	Negative volume/mix largely reflected a decline in LatAm, predominantly from weakness in Mexico and Columbia.
●
Oral Health, Pain Relief and Digestive Health and Other all grew double digit. In Oral Health, revenue increased double digit due to double digit growth in Sensodyne and Denture Care and high single digit growth in parodontax. In Pain Relief double digit growth was largely due to strength in Panadol where revenue grew double digit driven by price and strong demand in Middle East & Africa. Voltaren grew high-single digit. Respiratory Health saw mid-single digit growth with particular strength in Theraflu. In Digestive Health and Other, there was double digit growth in Digestive Health with Eno particularly strong. Smokers Health and Skin Health both increased mid-single digit. VMS revenue declined low-single digit, with double digit growth in Centrum more than offset by a decline in some Local Brands.

●
Geographically, Middle East & Africa, and LatAm saw strong double digit revenue growth which was price driven. Central and Eastern Europe was up high-single digit. Northern Europe, Southern Europe and Germany increased mid-single digit.

Asia-Pacific
●	Organic revenue growth in APAC was 5.9%, with 2.9% price and 3.0% volume/mix.
●
Respiratory Health delivered double digit growth with strong demand arising from Cold and Flu season and improved supply, as well as strong Flonase growth in China. High-single digit growth in Oral Health resulted from mainly strength in Sensodyne and parodontax which both increased double digit. VMS grew low-single digit with double digit growth in Centrum partly offset by a low-single digit decline in Caltrate. Pain Relief grew mid-single digit with growth in Voltaren and Panadol, up mid-single and double digit respectively, partly offset by a move to more normal inventory levels in Fenbid following the exceptional growth in H1. Digestive Health and Other increased low-single digit with Digestive Health and Smokers Health up low-single digit and high-single digit respectively. Skin Health grew high-single digit mainly due to strong growth in Bactroban in China.

●
Geographically, India grew double digit helped by continued strength in Sensodyne. Greater China grew mid-single digit with strong results in Sensodyne and Centrum partly offset by a decline in Fenbid and Contac following strong sales during H1 2023 and the subsequent normalisation of stock levels in H2. Australia/New Zealand was up low-single digit.

Operating profit and margin

Operating profit increased by 2.6% to £584m (Q3 2022: £569m), and operating profit margin increased by 120bps to 20.9% (Q3 2022: 19.7%).

Adjusted operating profit declined 5.0% at actual exchange rates to £689m (Q3 2022: £725m). Adjusted operating profit at constant currency increased 8.8% driven by good operating leverage, particularly through price as well as efficiencies, which were partially offset by volume/mix decline. Adjusted operating profit margin of 24.6% declined by 50bps at actual exchange rates and was up 90bps at constant currency.

Nine months ended 30 September 2023

The information included here is being made public this quarter in connection with the Registration Rights Agreement entered into on 1 June 2022 among Haleon, Pfizer, GSK and certain Scottish limited partnerships controlled by GSK.

Operational review

Revenue by product category for the nine months ended 30 September:

	Revenue (£m)		Revenue change (%)
	2023	2022	Reported	Organic1
Oral Health	2,379	2,225	6.9%	10.3%
VMS	1,226	1,253	(2.2)%	0.2%
Pain Relief	2,041	1,896	7.6%	10.6%
Respiratory Health	1,278	1,140	12.1%	14.8%
Digestive Health and Other	1,612	1,566	2.9%	5.3%
Group revenue	8,536	8,080	5.6%	8.5%

1. Reported revenue is calculated at the average rate for the period. Organic revenue is calculated at constant currency. The difference between Reported and Organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Definitions and calculations of non-IFRS measures can be found on pages 13-18.

All commentary below refers to organic revenue growth unless otherwise stated.

Oral Health
Organic revenue growth of 10.3%, with all three Power Brands delivering double digit growth. Sensodyne performance was largely due to double digit growth in US, Middle East & Africa, LatAm and India. parodontax growth was broad based and particularly strong in Middle East & Africa. Denture Care benefited from particularly strong growth in LatAm.

VMS
Organic revenue grew 0.2%, with mid-single digit growth in Centrum and mid-single digit growth in Caltrate largely offset by the expected normalisation of Emergen-C to pre-pandemic levels in North America, and weakness in some Local Brands such as Calsource and Scotts.

Pain Relief
Organic revenue growth of 10.6% driven by very strong growth in Panadol, particularly in EMEA and LatAm, and also in APAC due to Fenbid growth in China in H1 2023 with 9m revenue more than double last year. Voltaren grew mid-single digit helped by strength in Central and Eastern Europe, as well as Middle East & Africa. Advil grew low-single digit.

Respiratory Health
Organic revenue increased 14.8% given a strong cold and flu season at the start of 2023, and some re-stocking in EMEA and LatAm, and North America given particularly low inventory levels at the end of last year. Theraflu, Otrivin and Robitussin all saw revenue up double digit.

Digestive Health and Other
Organic revenue was up 5.3%, with Digestive Health up low-single digit driven by good growth in Tums and Eno partly offset by a decline in Nexium. Smokers Health revenue increased low-single digit and Skin Health brands increased mid-single digit driven by growth of Bactroban in Asia Pacific and Fenistil in EMEA and LatAm.

Geographical segment performance

Revenue by geographical segment for the nine months ended 30 September:

	Revenue (£m)		Revenue change (%)
	2023	2022	Reported	Organic1	Price1	Vol/Mix1
North America	3,064	2,974	3.0%	2.4%	3.9%	(1.5)%
EMEA and LatAm	3,478	3,205	8.5%	13.4%	13.0%	0.4%
APAC	1,994	1,901	4.9%	9.6%	2.5%	7.1%
Group	8,536	8,080	5.6%	8.5%	7.2%	1.3%

1. Reported revenue is calculated at the average rate for the period. Organic revenue is calculated at constant currency. The difference between Reported and Organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Definitions and calculations of non-IFRS measures can be found on pages 13-18.

All commentary below refers to organic revenue growth unless otherwise stated.

North America
●	Organic revenue growth in North America was 2.4%, with 3.9% price and (1.5)% volume/mix.
●
Volume/Mix declined 1.5% driven by a decline in Q3 from retailer inventory adjustments and the expected normalisation in Emergen-C. Removing the impact of both of these factors volume/mix would have been positive.

●
Oral Health increased mid-single digit, with Sensodyne and parodontax both up double digit offsetting a low-single digit decline in Denture Care. Respiratory Health revenue increased high-single digit given sustained incidence of cold and flu at the start of 2023 with particular strength in Robitussin. Flonase declined mid-single digit given a weak allergy season. Pain Relief increased low-single digit, mainly driven by good growth in Excedrin and Voltaren, and with low single digit growth in Advil. Digestive Health and Other declined low single digit driven by softer consumption in Nexium partly offset by good growth in Tums. VMS declined high-single digit largely due to Emergen-C.

Europe, Middle East & Africa (EMEA) and Latin America (LatAm)
●	Organic revenue growth in EMEA and LatAm was 13.4%, with 13.0% price and 0.4% volume/mix.
●	There was a c.3% impact to 9m 2023 revenue from pricing Turkey and Argentina, which impacted the overall group by c.1%.
●
Oral Health, Pain Relief, Respiratory Health, and Digestive Health and Other, all grew double digit. In Oral Health, Sensodyne, parodontax and Denture Care were up double-digit. Pain Relief grew double digit with particular strength in Panadol during the third quarter driven by price and strong demand in Middle East & Africa as well as mid-single digit growth in Voltaren. In Digestive Health and Other, there was double digit growth in all categories. Respiratory Health benefited from a strong cold and flu season at the start of the year. VMS revenues grew low-single digit underpinned by double digit growth in Centrum partly offset by weakness in some Local Brands.

●	Geographically, LatAm, Middle East & Africa, Central and Eastern Europe, and Southern Europe saw double digit growth. Northern Europe was up high single digit, and Germany grew mid-single digit.
Asia-Pacific
●	Organic revenue growth in APAC was 9.6%, with 2.5% price and 7.1% volume/mix.
●
Double digit growth in Pain Relief and Respiratory Health was driven mainly by Fenbid and Contac, which saw significant growth due to the easing of COVID-19 related lockdown restrictions in China in H1. Oral Health was up high-single digit with mid-single digit growth in Sensodyne and double-digit in parodontax and Denture Care. Mid-single digit growth in VMS was underpinned by mid-single digit growth in Centrum and mid-single digit growth in Caltrate. Digestive Health and Other grew low-single digit with mid-single digit growth in Skin Health and low single digit growth in Smokers Health which was partly offset by a low single digit decline in Digestive Health.

●
Geographically, China was up double digit percent, with results benefitting from sales of Fenbid and Contac following the easing of COVID-19 related restrictions. India grew high-single digit with continued strength in Sensodyne. Australia/New Zealand grew mid-single digit.

Operating profit and margin

Operating profit increased by 17.4% to £1,725m (9m 2022: £1,469m), and operating profit margin increased by 200bps to 20.2% (9m 2022: 18.2%).

Adjusted operating profit increased by 2.3% at actual exchange rates to £1,960m (9m 2022: £1,916m) and increased by 8.9% at constant currency. Good operational leverage, particularly through price, as well as efficiencies was partly offset by adverse transactional FX earlier in the year and higher standalone costs.

As a result of the above, adjusted operating profit margin was 23.0%, a decline of 70bps at actual exchange rates and an increase of 10bps at constant currency.

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE THREE MONTHS ENDED 30 SEPTEMBER (unaudited)

	2023	2022
	£m	£m

Revenue	2,798	2,892
Cost of sales	(1,082)	(1,073)
Gross profit	1,716	1,819

Selling, general and administration	(1,058)	(1,196)
Research and development	(75)	(82)
Other operating (expense)/income	1	28
Operating profit	584	569

Net finance costs	(88)	(74)

Profit before tax	496	495

Income tax	(122)	(130)

Profit after tax for the period	374	365

Profit attributable to shareholders of the Group	365	345
Profit attributable to non-controlling interests	9	20

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE NINE MONTHS ENDED 30 SEPTEMBER (unaudited)

	2023	2022
	£m	£m

Revenue	8,536	8,080
Cost of sales	(3,270)	(3,050)
Gross profit	5,266	5,030

Selling, general and administration	(3,320)	(3,375)
Research and development	(217)	(218)
Other operating (expense)/income	(4)	32
Operating profit	1,725	1,469

Net finance costs	(269)	(110)

Profit before tax	1,456	1,359

Income tax	(352)	(450)

Profit after tax for the period	1,104	909

Profit attributable to shareholders of the Group	1,052	862
Profit attributable to non-controlling interests	52	47

Basic earnings per share (pence)	11.4	9.3
Diluted earnings per share (pence)	11.3	9.3

Appendix

Cautionary note regarding forward-looking statements

This document contains certain statements that are, or may be deemed to be, "forward-looking statements“ (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements give Haleon’s current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon’s actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as "expects“, "anticipates“, "believes“, "targets“, "plans", "intends“, “aims”, "projects“, "indicates", "may", “might”, "will", "should“, “potential”, “could” and words of similar meaning (or the negative thereof). All statements, other than statements of historical facts, included in this presentation are forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this document. These forward-looking statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon’s control or precise estimate. Such risks, uncertainties and other factors that could cause Haleon’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to, those discussed under “Risk Factors” on pages 202 to 210 in Haleon’s Annual Report and Form 20-F 2022. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Subject to our obligations under English and U.S. law in relation to disclosure and ongoing information (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority ("FCA")), we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any additional disclosures that Haleon may make in any documents which it publishes and/or files with the SEC and take note of these disclosures, wherever you are located.

No statement in this document is or is intended to be a profit forecast or profit estimate.

Use of non-IFRS measures (unaudited)

We use certain alternative performance measures to make financial, operating, and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance. Adjusted Results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

Constant currency

The Group’s reporting currency is Pounds Sterling, but the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the change in results from one period to the next, the Group discusses its results both on an “as reported basis” or using actual exchange rates (AER) (local currency results translated into Pounds Sterling at the prevailing foreign exchange rate) and using constant currency exchange rates (CER). To calculate results on a constant currency basis, prior year exchange rates are used to restate current year comparatives. The principal currencies and relevant exchange rates in the key markets where the Group operates are shown below.

	Nine months to 30 September
	2023	2022
Average rates:
USD/£	1.24	1.26
Euro/£	1.15	1.18
CNY/£	8.75	8.27

Adjusted results

Adjusted results comprise Adjusted cost of sales, Adjusted gross profit, Adjusted gross profit margin, Adjusted selling, general and administration (SG&A), Adjusted research and development (R&D), Adjusted other operating income/(expense), Adjusted operating expenses, Adjusted operating profit, Adjusted operating profit margin, Adjusted net finance costs, Adjusted profit before tax, Adjusted income tax, Adjusted effective tax rate, Adjusted profit after tax, Adjusted profit attributable to shareholders, Adjusted diluted earnings per share. Adjusted results exclude net amortisation and impairment of intangible assets, restructuring costs, transaction-related costs, separation and admission costs, and disposals and others, in each case net of the impact of taxes (where applicable) (collectively the Adjusting items).

Management believes that Adjusted Results, when considered together with the Group’s operating results as reported under IFRS, provide investors, analysts and other stakeholders with helpful complementary information to understand the financial performance and position of the Group from period to period and allow the Group’s performance to be more easily comparable.

Adjusting items

Adjusted Results exclude the following items (net of the impact of taxes, where applicable):

Net amortisation and impairment of intangible assets

Net impairment of intangibles, impairment of goodwill and amortisation of acquired intangibles excluding computer software. These adjustments are made to reflect the performance of the business excluding the effect of acquisitions.

Restructuring costs

From time to time, the Group may undertake business restructuring programmes that are structural in nature and significant in scale. The cost associated with such programmes includes severance and other personnel costs, professional fees, impairments of assets, and other related items.

Transaction-related costs

Transaction related accounting or other adjustments related to significant acquisitions including deal costs and other pre-acquisition costs when there is certainty that an acquisition will complete. It also includes costs of registering and issuing debt and equity securities and the effect of inventory revaluations on acquisitions.

Separation and admission costs

Costs incurred in relation to and in connection with separation, UK Admission and registration of the Company’s Ordinary Shares represented by the Company’s American Depositary Shares (ADSs) under the US Exchange Act of 1934 and listing of ADSs on the NYSE (the US Listing). These costs are not directly attributable to the sale of the Group’s products and specifically relate to the foregoing activities, affecting comparability of the Group’s financial results in historical and future reporting periods.

Disposals and others

Includes gains and losses on disposals of assets, businesses and tax indemnities related to business combinations, legal settlement and judgements, impact of changes in tax rates and tax laws on deferred tax assets and liabilities, retained or uninsured losses related to acts of terrorism, significant product recalls, natural disasters and other items. These gains and losses are not directly attributable to the sale of the Group’s products and vary from period to period, which affects comparability of the Group’s financial results. From period to period, the Group will also need to apply judgement if items of unique nature arise that are not specifically listed above.

The following tables set out a reconciliation between IFRS and Adjusted Results for the three-month periods ended 30 September 2023 and 30 September 2022:

		Net
		amortisation
		and
		impairment of		Transaction-	Separation	Disposals
	IFRS	intangible	Restructuring	related	and admission	and	Adjusted
£m	Results	assets1	costs2	costs3	costs4	others5	Results
2023
Revenue	2,798	—	—	—	—	—	2,798
Operating profit	584	7	60	1	34	3	689
Operating profit margin %	20.9%						24.6%

2022
Revenue	2,892	—	—	—	—	—	2,892
Operating profit	569	10	4	—	142	—	725
Operating profit margin %	19.7%						25.1%

1.
Net amortisation and impairment of intangible assets: includes impairment of intangible assets £nil (2022: £nil), and amortisation of intangible assets excluding computer software £7m (2022: £10m).
2.
Restructuring costs: includes amounts related to business transformation activities.
3.
Transaction-related costs: includes amounts related to acquisition of a manufacturing site.
4.
Separation and admission costs: includes amounts incurred in relation to and in connection with the separation £34m (2022: £73m) and listing £nil (2022: £69m) of the Group as a standalone business.
5.
Disposals and others: includes net loss/(gains) on disposals of assets and businesses and other items totalling £3m (2022: £nil).

Organic revenue growth

Organic revenue growth represents the change in organic revenue at CER from one accounting period to the next.

Organic revenue represents revenue, as determined under IFRS but excluding the impact of acquisitions, divestments and closures of brands or businesses, revenue attributable to manufacture and supply agreements (MSAs) relating to divestments and the closure of sites or brands, and the impact of currency exchange movements.

Revenue attributable to MSAs relating to divestments and production site or brand closures has been removed from organic revenue because these agreements are transitional and, with respect to production site closures, include a ramp-down period in which revenue attributable to MSAs gradually reduces several months before the production site closes. This revenue reduces the comparability of prior and current year revenue and is therefore adjusted for in the calculation of organic revenue growth.

Organic revenue is calculated period-to-period as follows, with prior year exchange rates to restate current year comparatives:

–
Current year organic revenue excludes revenue from brands or businesses acquired in the current accounting period.

–
Current year organic revenue excludes revenue attributable to brands or businesses acquired in the prior year from 1 January of the comparative period to the date of completion of the acquisition.

–
Prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period.

–
Prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the previous accounting period in full.

–
Prior year and current year organic revenue excludes revenue attributable to MSAs relating to divestments and production site closures taking place in either the current or prior year, each an Organic Adjustment.

To calculate organic revenue growth for the period, organic revenue for the prior year is subtracted from organic revenue in the current year and divided by organic revenue in the prior year.
The Group believes that discussing organic revenue growth contributes to the understanding of the Group’s performance and trends because it allows for a period-on-period comparison of revenue in a meaningful and consistent manner.

Organic revenue growth by individual geographical segment is further discussed by price and volume/mix changes, which are defined as follows:

–
Price: Defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price.

–
Volume/Mix: Defined as the variation in revenue attributable to changes in volumes and composition of products in the period.

The following tables reconcile reported revenue growth for the three-month periods ended 30 September 2023 and 30 September 2022 to organic revenue growth for the same periods by geographical segment and by product category.

	Geographical Segments
Three months ended 30 September	North	EMEA and
2023 vs 2022 (%)	America	LatAm	APAC	Total
Revenue growth	(7.5)	1.7	(4.6)	(3.3)
Organic adjustments of which:	—	—	0.1	—
Effect of Acquisitions	—	—	—	—
Effect of Divestments	—	—	—	—
Effect of MSAs	—	—	0.1	—
Effect of Exchange Rates	6.0	9.1	10.4	8.3
Organic revenue growth	(1.5)	10.8	5.9	5.0
Price	2.6	12.7	2.9	6.6
Volume/Mix	(4.1)	(1.9)	3.0	(1.6)

	Geographical Segments
Three months ended 30 September	North	EMEA and
2022 vs 2021 (%)	America	LatAm	APAC	Total
Revenue growth	18.5	13.1	17.6	16.1
Organic adjustments of which:	0.1	0.6	(1.3)	—
Effect of Acquisitions	—	—	(1.5)	(0.3)
Effect of Divestments	—	0.2	—	0.1
Effect of MSAs	0.1	0.4	0.2	0.2
Effect of Exchange Rates	(15.7)	(1.5)	(7.3)	(8.0)
Organic revenue growth	2.9	12.2	9.0	8.1
Price	4.2	8.3	2.7	5.5
Volume/Mix	(1.3)	3.9	6.3	2.6

	Product Categories
					Digestive
Three months ended 30 September	Oral		Pain	Respiratory	Health and
2023 vs 2022 (%)	Health	VMS	Relief	Health	Other	Total
Revenue growth	0.4	(6.2)	(1.9)	(3.9)	(7.1)	(3.3)
Organic adjustments of which:	—	—	0.2	—	(0.2)	—
Effect of Acquisitions	—	—	—	—	—	—
Effect of Divestments	—	—	0.2		(0.2)	—
Effect of MSAs	—	—	—	—	—	—
Effect of Exchange Rates	9.0	7.6	7.9	8.1	8.2	8.3
Organic revenue growth	9.4	1.4	6.2	4.2	0.9	5.0

	Product Categories
					Digestive
Three months ended 30 September	Oral		Pain	Respiratory	Health and
2022 vs 2021 (%)	Health	VMS	Relief	Health	Other	Total
Revenue growth	12.3	8.2	11.5	40.2	17.8	16.1
Organic adjustments of which:	(0.2)	(0.5)	(0.5)	(0.4)	1.4	—
Effect of Acquisitions	(0.2)	(0.5)	(0.8)	—	(0.1)	(0.3)
Effect of Divestments	—	—	0.3	(0.4)	0.2	0.1
Effect of MSAs	—	—	—	—	1.3	0.2
Effect of Exchange Rates	(5.4)	(9.1)	(7.4)	(9.6)	(10.8)	(8.0)
Organic revenue growth	6.7	(1.4)	3.6	30.2	8.4	8.1

Adjusted results for the nine months ended 30 September 2023 and 30 September 2022 (unaudited)

The following tables set out a reconciliation between IFRS and Adjusted Results for the nine-month periods ended 30 September 2023 and 30 September 2022:

		Net
		amortisation
		and
		impairment of		Transaction-	Separation	Disposals
	IFRS	intangible	Restructuring	related	and admission	and	Adjusted
£m	Results	assets1	costs2	costs3	costs4	others5	Results
2023
Revenue	8,536	—	—	—	—	—	8,536
Operating profit	1,725	30	90	8	94	13	1,960
Operating profit margin %	20.2%						23.0%

2022
Revenue	8,080	—	—	—	—	—	8,080
Operating profit	1,469	50	24	—	371	2	1,916
Operating profit margin %	18.2%						23.7%

1.
Net amortisation and impairment of intangible assets: includes impairment of intangible assets £nil (2022: £18m), and amortisation of intangible assets excluding computer software £30m (2022: £32m).
2.
Restructuring costs: includes amounts related to business transformation activities.
3.
Transaction-related costs: includes amounts related to acquisition of a manufacturing site.
4.
Separation and admission costs: includes amounts incurred in relation to and in connection with the separation £94m (2022: £259m) and listing £nil (2022: £112m) of the Group as a standalone business.
5.
Disposals and others: includes net loss/(gains) on disposals of assets and businesses and other items totalling £13m (2022: £2m).

Organic revenue growth for the nine months ended 30 September 2023 and 30 September 2022 (unaudited)

The following tables reconcile reported revenue growth for the nine-month periods ended 30 September 2023 and 30 September 2022 to organic revenue growth for the same periods by geographical segment and by product category.

	Geographical Segments
Nine months ended 30 September	North	EMEA and
2023 vs 2022 (%)	America	LatAm	APAC	Total
Revenue growth	3.0	8.5	4.9	5.6
Organic adjustments of which:	—	0.2	(0.1)	—
Effect of Acquisitions	—	—	(0.2)	(0.1)
Effect of Divestments	—	0.2	—	0.1
Effect of MSAs	—	—	0.1	—
Effect of Exchange Rates	(0.6)	4.7	4.8	2.9
Organic revenue growth	2.4	13.4	9.6	8.5
Price	3.9	13.0	2.5	7.2
Volume/Mix	(1.5)	0.4	7.1	1.3

	Geographical Segments
Nine months ended 30 September	North	EMEA and
2022 vs 2021 (%)	America	LatAm	APAC	Total
Revenue growth	17.8	10.3	16.3	14.4
Organic adjustments of which:	0.4	1.2	(0.9)	0.4
Effect of Acquisitions	—	—	(1.0)	(0.2)
Effect of Divestments	0.2	0.6	—	0.3
Effect of MSAs	0.2	0.6	0.1	0.3
Effect of Exchange Rates	(10.5)	0.6	(4.2)	(4.5)
Organic revenue growth	7.7	12.1	11.2	10.3
Price	2.9	5.6	2.9	4.0
Volume/Mix	4.8	6.5	8.3	6.3

	Product Categories
					Digestive
Nine months ended 30 September	Oral		Pain	Respiratory	Health and
2023 vs 2022 (%)	Health	VMS	Relief	Health	Other	Total
Revenue growth	6.9	(2.2)	7.6	12.1	2.9	5.6
Organic adjustments of which:	—	(0.1)	0.2	—	(0.1)	—
Effect of Acquisitions	—	(0.1)	(0.2)	—	—	(0.1)
Effect of Divestments	—	—	0.4	—	(0.1)	0.1
Effect of MSAs	—	—	—	—	—	—
Effect of Exchange Rates	3.4	2.5	2.8	2.7	2.5	2.9
Organic revenue growth	10.3	0.2	10.6	14.8	5.3	8.5

	Product Categories
					Digestive
Nine months ended 30 September	Oral		Pain	Respiratory	Health and
2022 vs 2021 (%)	Health	VMS	Relief	Health	Other	Total
Revenue growth	8.0	13.3	13.3	46.0	8.5	14.4
Organic adjustments of which:	(0.3)	(0.2)	(0.2)	—	2.7	0.4
Effect of Acquisitions	(0.3)	(0.3)	(0.4)	—	—	(0.2)
Effect of Divestments	—	0.1	0.2	—	1.1	0.3
Effect of MSAs	—	—	—	—	1.6	0.3
Effect of Exchange Rates	(2.1)	(6.1)	(4.2)	(6.2)	(6.1)	(4.5)
Organic revenue growth	5.6	7.0	8.9	39.8	5.1	10.3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: November 2, 2023	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary